Westport Reports Second Quarter and Fiscal 2015 Financial Results
WESTPORT CONSOLIDATED ADJUSTED EBITDA IMPROVED 54% OVER PRIOR YEAR; WESTPORT REITERATES REVENUE OUTLOOK FOR 2015
Published: July 29, 2015
VANCOUVER, BC - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, today reported financial results for the second quarter ended June 30, 2015 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.
Westport continues to deliver on key corporate development milestones, launching industry-leading products while cash and investment discipline demonstrates steady progress toward the goal of consolidated positive adjusted EBITDA by mid-2016. In the second quarter of 2015, Westport announced the introduction of the new Volvo Car Drive-E powertrain bi-fuel engine, EPA certification of 2015 Ford Transit Van, the new Ford F-150 bi-fuel product, and the completion of a major engine program with its fifth HPDI engine customer. There are several key activities that continuously expand the markets for Natural Gas Vehicles ("NGV") while the backdrop of foreign economies and petroleum-based fuel pricing provides a challenge for some of Westport’s business lines.
Westport achieved a significant improvement in Westport Consolidated adjusted EBITDA for the second quarter of 2015 compared to the same period last year. These results are primarily due to strong performance at Cummins Westport Inc. (“CWI”) and strong cash preservation, demonstrating Management’s commitment to implementing a flexible cost structure during oil price and economic headwinds.
“Global energy price volatility and the economic turbulence in many markets continues to put pressure on our global business units, but since natural gas prices generally have fallen in line with petroleum product prices, we continue to see good opportunities for natural gas vehicles in many markets. Since the acquisition of Prins in late 2014 we have also been expanding our offerings in the LPG market which continues to show promise in some regional markets” said David Demers, Westport’s CEO, “We also made steady progress on our HPDI product programs, including the completion of a major initiative with a new OEM partner, our fifth, to validate the unique performance and emissions characteristics of HPDI 2.0 on their own engine platforms.”
“Cash used and adjusted EBITDA results in the quarter were the strongest since our transition plan was announced in 2013. At -$7.7 million Adjusted EBITDA for the quarter and a $60.6 million cash balance, and with our current plans for non-core asset divestments, strategic initiatives, expected sales of new products, and continued cash discipline, we believe we have resources needed to complete our transition to positive adjusted EBITDA by mid-2016.”
Financial Outlook for 2015
Revenue for Westport Operations and Corporate & Technology Investments ("Westport Operations") was $27.8 million for the quarter ended June 30, 2015 in line with 2015 expectations. Westport is reiterating its revenue outlook and expects consolidated revenue from these two segments to be between $110 million and $125 million for the year ended December 31, 2015. As in the past, we do not provide financial forecasts for our individual joint ventures.

Cash and Prioritization of Investments

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As of June 30, 2015, Westport's cash, cash equivalents, and short-term investments balance was $60.6 million. Cash used in operations, excluding changes in working capital, plus dividends received from joint ventures for the second quarter of 2015 was $8.1 million compared with $9.5 million for the first quarter of 2015 and $19.2 million for the second quarter of 2014, an improvement of 14.7% or $1.4 million and

57.8% or $11.1 million, respectively. Working capital changes consumed $3.9 million in cash in the quarter and $9.9 million in the six months ended June 30, 2015.

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Westport reduced its combined operating expenses by $9.0 million for the quarter ended June 30, 2015 and by $22.0 million for the first six months in 2015, compared to the same periods last year, primarily due to prioritization of investment programs, cost discipline, as well as favourable impacts of foreign currency translation from the Canadian dollar and Euro to the US dollar equivalent.

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Management believes that our cash balance, in combination with our actions around operational expenses and strategic initiatives, will be sufficient to carry the Company to positive consolidated adjusted EBITDA in mid-2016.

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HPDI OEM development programs will be shifting from the design and development phase into the testing and validation phase by early 2016. Investments in Westport HPDI development programs are on track to deliver on our product revenue expectations.

Q2 2015 Financial Highlights

	Three Months Ended June 30,		% CHANGE	Six Months Ended June 30,		% CHANGE
($ in millions, except per share amounts)	2015	2014	Better / (Worse)	2015	2014	Better / (Worse)
Westport Operations revenues	$27.8	$37.9	(26.6)%	$55.9	$77.8	(28.1)%
Westport Operations gross margin	9.7	13.6	(28.7)%	15.2	25.9	(41.3)%
Westport Operations gross margin percentage	34.9%	35.9%	—	27.2%	33.3%	—
Operating expenses (Research and development, general and administrative and sales and marketing)	25.8	34.8	25.9%	52.1	74.1	29.7%
Income from unconsolidated joint ventures	3.5	1.1	218.2%	9.8	0.7	1,300.0%
Consolidated adjusted EBITDA (The reconciliation of adjusted EBITDA is described below)	(7.7)	(16.9)	54.4%	(16.9)	(39.0)	56.7%
Cash and short-term investments balance	60.6	168.8	(64.1)%	60.6	168.8	(64.1)%
Net loss	(20.5)	(35.4)	42.1%	(37.7)	(59.2)	36.3%
Net loss per share	(0.32)	(0.56)	42.9%	(0.59)	(0.94)	37.2%

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Revenue for the quarter ended June 30, 2015 was $27.8 million compared with $37.9 million for the same period last year. The 26.6% decrease is due to the timing of service revenue, a $4.1 million unfavourable impact of foreign currency translation from the Euro to the US dollar, and economic weakness in certain European and Asian markets.

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Gross margin for 6 months ended June 30, 2015 was 27.2% including obsolescence charges of $2.3 million and would have been 31.3% without the charges. A change in product mix and weaknesses in some markets as a result of the continued low price of petroleum-based fuels impacted the gross margin.

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Research and development expenses were $12.8 million for the quarter ended June 30, 2015, a decrease of $5.9 million from $18.7 million in the same period last year, primarily driven by a reduction in program expenses and prioritizing of investment programs, decreased headcount, as well as favourable impacts of foreign currency translation from the Canadian dollar and Euro to the US dollar equivalent.

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Selling, general and administrative expenses were $13.0 million for the quarter ended June 30, 2015, a decrease of $3.1 million from $16.1 million in the same period last year primarily driven by a reduction in program expenses and prioritizing of investment programs, decreased headcount, as well as favourable impacts of foreign currency translation from the Canadian dollar and Euro to the US dollar equivalent.

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Consolidated adjusted EBITDA for the quarter ended June 30, 2015, improved 54.4% compared to the same period last year, due to overall improvement in cost structure, prioritization of investment programs, higher CWI net income to Westport, and the recognition of income from the completion of a major HPDI engine program. Adjusted EBITDA performance over the last two quarters is validation of Management’s ability to adjust its cost structure during challenging industry conditions, positioning the Company to capitalize on future opportunities.

Cummins Westport Inc. Highlights

	Three Months Ended June 30,		% CHANGE	Six Months Ended June 30,		% CHANGE
($ in millions)	2015	2014	Better / (Worse)	2015	2014	Better / (Worse)
Units	2,947	2,479	18.9%	5,225	4,959	5.4%
Revenue	$93.1	$79.6	17.0%	$166.1	$159.6	4.1%
Gross margin	24.7	10.4	137.5%	51.3	18.0	185.0%
Gross margin percentage	26.5%	13.1%	—	30.9%	11.3%	—
Operating expenses	13.2	10.3	(28.2)%	25.2	20.2	(24.8)%
Segment operating income	11.5	0.1	11,400.0%	26.1	(2.2)	1,286.4%
Westport's 50% interest	3.4	0.4	750.0%	9.3	(0.4)	2,425.0%

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Revenue was $93.1 million on 2,947 units for the quarter ended June 30, 2015, an increase of 17.0% in revenue over the same period last year. Revenues increased on a year over year basis due to strong performance in North American core segments of transit and refuse.

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Gross margin increased $14.3 million to $24.7 million, or 26.5% of revenue, compared to the same period last year. Gross margin for the 6 months ended June 30, 2105 increased $33.3 million to $51.3 million, or 30.9% of revenue, compared to the same period. The increase in CWI gross margin percentage during the quarter and first half of 2015 is primarily due to a reduction in the level unfavourable warranty adjustments as a result of identifying and resolving warranty issues associated with the CWI 8.9L ISL G in 2014. Unfavourable warranty adjustments and net extended coverage claims totaling $1.0 million were recorded in the quarter ended June 30, 2015, compared with unfavourable warranty adjustments and net extended coverage claims totalling $13.2 million in the prior year period.

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The increase in operating expenses from $10.3 million to $13.2 million is primarily driven by product development for the ISB6.7 G natural gas engine and improving reliability of the existing products.

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CWI operating income to Westport for the quarter ended June 30, 2015 was $3.4 million compared with $0.4 million for the same period last year. The 750.0% increase was primarily due to the reduction in unfavourable warranty expenses and the strength in sales of transit and refuse segments.

Weichai Westport Inc. Highlights

	Three Months Ended June 30,		% CHANGE	Six Months Ended June 30,		% CHANGE
($ in millions)	2015	2014	Better / (Worse)	2015	2014	Better / (Worse)
Units	3,491	11,071	(68.5)%	7,876	20,198	(61.0)%
Revenue	$41.9	$133.1	(68.5)%	$97.8	$246.4	(60.3)%
Gross margin	5.7	8.8	(35.2)%	11.4	15.1	(24.5)%
Gross margin percentage	13.6%	6.6%	—	11.7%	6.1%	—
Operating expenses	5.2	6.5	20.0%	9.9	11.1	10.8%
Segment operating income	0.5	2.3	(78.3)%	1.5	4.0	(62.5)%
Westport’s 35% interest	0.1	0.7	(85.7)%	0.4	1.2	(66.7)%

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WWI revenue was $41.9 million on 3,491 units for the quarter ended June 30, 2015, a decrease of 68.5% in revenue compared to the prior year. Westport’s WWI results are in-line with general market conditions in China and in-line with diesel truck sales. Truck demand remains subdued, as demonstrated by the decrease of recent monthly commercial vehicle sales in China year-over-year, according to China Association of Automotive Manufacturers ("CAAM").

•	For the quarter ended June 30, 2015, gross margin percentage increased to 13.6% compared with 6.6% in the prior year due primarily to improved supply chain management.

•	WWI reported operating income of $0.5 million for the quarter ended June 30, 2015, a decrease of 78.3% over the same period last year primarily due to lower units sold.

•	WWI's operating income attributable to Westport for the quarter ended June 30, 2015 was $0.1 million compared with $0.7 million in the prior year period.

Non-GAAP Financial Measure; Adjusted EBITDA Results
Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport's share of income from the joint ventures ("JVs").
The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net loss	$(20.5)	$(35.4)	$(37.7)	$(59.2)
Provision for income taxes	0.6	0.3	1.1	0.3
Depreciation and amortization	3.5	4.6	7.1	8.9
Interest expense, net	1.6	1.7	3.1	2.4
Non-cash and other unusual adjustments	3.6	—	5.7	0.8
Amortization of stock-based compensation	4.7	3.3	7.9	8.1
Unrealized foreign exchange (gain) loss	(1.2)	8.6	(4.1)	(0.2)
Total Adjusted EBITDA	$(7.7)	$(16.9)	$(16.9)	$(39.0)

		Adjustments
($ in millions)	Segment operating income	Westport's Share of Income from the JV	Stock based compensation and Non-Cash Adjustments	Adjusted EBITDA
Three Months Ended June 30, 2015
Operating Business Units	$(1.4)	$—	$1.2	$(0.2)
Corporate and Technology Investments	(14.7)	3.5	3.7	(7.5)
Total	$(16.1)	$3.5	$4.9	$(7.7)

Business Units Adjusted EBITDA (prior periods, for reference)

($ in millions)	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Operating Business Units	$(0.2)	$(1.4)	$(11.6)	$(5.4)
Corporate and Technology Investments	(7.5)	(7.8)	(11.4)	(16.6)
Total Adjusted EBITDA	$(7.7)	$(9.2)	$(23.0)	$(22.0)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of forecasting Westport's total revenues and Adjusted EBITDA for 2015 and updating prior revenue and Adjusted EBITDA disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management’s Discussion and Analysis
To view Westport's full financials for the quarter ended June 30, 2015, please point your browser to the following link: http://www.westport.com/company/investors/financial

Supplementary Financial Information
To view unaudited historical financial information, please visit our Financial Information page. Westport is providing this supplement as a guide to Westport's financial information in a quick reference format and it should be read in conjunction with Westport's full financials for the quarter ended June 30, 2015 and Westport's full financials for the year ended December 31, 2014. The Supplementary Financial Information contains previously undisclosed quarterly unaudited historical financial information based on the most recent reporting structure that was implemented in the fourth quarter of 2013 and is being provided in order to allow readers to better reconcile such information with the prior reporting structure.

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Wednesday July 29, 2015 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 1847. The replay will be available until August 5, 2015. Shortly after the conference call, the webcast will be archived on Westport website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the anticipated timing for Westport's operating business units and consolidated business to be Adjusted EBITDA positive, revenue and cash usage expectations, the effect of the recent reorganization and restructuring of our business, continued research and development investment, future of our development programs, timing for launch, delivery and completion of milestones related to the products referenced herein, Westport's expected actions and results relating to the key components of its strategy in 2015, future sales of non-core assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

For further information:
Inquiries:
Darren Seed
Vice President, Capital Markets & Communications
Westport
T: 604-718-2046
invest@westport.com